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VOLCANIC RETAIL



Revolutionizing retail by streamlining two-way communication for brands & stores

🎉 Last Funded September 2023

$185,400
raised from 68 investors

♡ WATCH FOR UPDATES

Technology   Retail   Events & Festivals

volcanicretail.com   Woodland Hills, UT

OVERVIEW   DETAILS   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION

Highlights

1. 150 trade shows have been cancelled representing $38 billion lost revenue. Volcanic is the solution!

2. Created by Founders of Ant Hill Retail who have augmented the sales for over 500+ retail brands.

3. Two-way messaging allows for direct and open communication between brands and retailers.

4. Fosters discovery and connections using Slack like messaging.

Show more

Our Founder

 **Jeremy Brockbank** Chairman & CEO

Jeremy has augmented the sales for two of the fastest growing brands on the Inc 5,000. He has also augmented the sales for over 520+ retail brands, and is considered one of the most influential players in US retail (Featured on Yahoo! Finance).

Volcanic Retail #disruptretail



When COVID-19 hit, it dramatically shifted how retail product sourcing was handled for retail stores. A $38B white space was created as fewer buyers and brands are attending sourcing trade shows, far less frequently. Volcanic aims for critical mass by attracting more than 160,000 retail brands on its platform.

BRAND PROBLEMS

- Limited Access to Correct Buyer Contact Information
- Trade Shows are Expensive
- Less Buyers Attend Trade Shows Each Year
- Buyer Turnover Leads to Loss in Momentum with Retailers

BUYER PROBLEMS

- Overwhelmed by Hundreds of Product Submissions Limited Ability to Verify Brands' Reliability
- Empty Shelf Space Due to Unfulfillment of Orders/Problems with New Brands

Buyers have been sourcing products over the last two years on B2C social platforms like IG, FB, Pinterest and Youtube. The problem is, these platforms aren't built for B2B information and communication, leaving retail buyers unsure of the brand's capability in numerous areas. Critical data like human capital, new SKU information, production capacity and margins information are not found on social platforms. They are however, found on Volcanic.


Imagine a web-based platform that…
Looks like the Amazon's Marketplace and you can easily import your products
Fosters connections and messaging like Facebook
Let's you Follow and see Posts in a Newsfeed like Twitter
Has a proven freemium business model like LinkedIn
…That's
VOLCANIC!
We are #disruptingretail

Historically, retail is the oldest industry in the world, and the most reliable. According to Forbes, even post COVID, over 78% of retail was conducted in stores and only 22% online (including Amazon).


Tradeshows attendance are down over
50% from Pre-Pandemic levels
YOUR TRADESHOW BOOTH
CANCELLED
• Buyers have been sourcing products via social media platforms like Instagram, but those platforms don't have B2B information and weren't built for this purpose
• They don't effectively connect brands and targeted retailers
• Travel and booth expenses are too costly for too little value

Retailers have had shrinking margins due to Amazon and need to be more efficient in purchasing. Being able to have predictive products, selected by a store's purchasing habits, helps stores to be much more efficient at sourcing decisions.


Home
Marketplace
For Retailers
For Brands
Log in
Baby / Kids
Consumer Electronics
Farm / Ranch / Hardware
Fashion / Apparel
Health / Beauty / Wellness
Home / Garden
Outdoor / Sporting Goods
Pet
Specialty Natural
Toys
Traditional Grocery / Drugs
Other
Marketplace
Specialty Natural
Featured products in Specialty Natural
ALVARADO ST. BAKERY
CHIROFLEX
TURMERIC CURCUMIN
goddess garden
BOLERO

Likewise, brands own less capital than they did pre-COVID. Volcanic drastically reduces a brand's spend when marketing to retail stores.



My Saved Products
Marketplace
Dog
My Connections
Pending Connections
Pending Verifications
Suggested Connections
Browse Company Directory
Brands
Retailers
Whole Foods Market
Onboarding Checklist
Suggested Brands

Currently over 160,000 retail brands are pre-scrapped and found on Volcanic. 6,000 have already registered. On the retail store side, buyers from retail stores such as Walmart, Whole Foods, Nordstroms, Big 5, TJX, Tractor Supply, Scheels, HEB, and many more have already registered on the platform.

The Brand's Experience
Easily Import your Products
Let's Get Started
Click the eCommerce Platform you use today
Shopify
Magento
WooCommerce
Squarespace
WIX
BigCommerce
OR
Don't use an eCommerce plug-in above? Use our template below
Volcanic default template
CANCEL
NEXT
Volcanic Retail
Within 1 Business Day
Customers Generate a CSV file
Customers Import their CSV File
Customer Activates their Product
Our Competitor
2 Week Timeframe

Product import is extremely simple with Volcanic. Simply export your products into CSV format and upload them all at once using our API

keys.



Volcanic is revolutionizing retail.
- Streamlined communication between brands and retailers
- Brands get to market faster
- Buyers can sift through a large number of brands in a cost-effective manner.
- Two-way communication keeps conversations moving,
- Two-way rating systems help brands and buyers trust each other.
- No more Trade Shows!

And that's just the beginning…

We are currently the only TWO-WAY communication platform that we know to exist in retail, thus undercutting any one-way communication platform by putting retail brands and retail buyers in direct contact with each other, with no middle man.

Balance of Power

A thoughtful balance between Retailers and Brands

- 2 Way Rating System
- Slack-Like 2 Way Messaging
- Industry and Brand Analytics
- Efficient Price Comparison
- Direct Feedback

Volcanic is used for brands and retailers in the United States AND brands and retailers in any country that is a qualified trading partner with the US.

BUYERS

- One-stop-shop for brand discovery
- Communicate with current brands
- Filter search results to find what they are looking for
- Track product and industry trends
- View standardized metrics and product insights
- Compare pricing and quality

Buyers can use our filtering tool to enter in specifications like ingredients, country of origin, MRP requirements, sale-through data and certifications, and our system can quickly reduce a pool of hundreds of brands down to a handful that are most applicable to a store's needs.



BRANDS

- Showcase products to thousands of buyers
- Connect with buyers through Volcanic Messenger
- Track personal and industry insights
- Access buyers calendars to track their buying seasons
- Discover retailers that fit target market

Our goal is to hit $125M in revenue with a 13X multiple (SaaS business) valuing the company well over $1B on subscription revenue alone (not guaranteed).

SHOW ME THE MONEY
Pricing
Start connecting with retailers and brands to grow your business!
Get started
Free
For individuals or teams just getting their small business started.
$0.00
Free forever
Get started
Included in Free
Volcanic Retail social media platform
Follow companies in the social feed
Follow companies in the social feed
View over 3.5 million products in the Marketplace
Find Retailers & Brands
Save your favorite product to pinner boards
Invite your team members
Add your products to the Marketplace (Brand accounts)
Showcase your current retailers (Brand accounts)
Connect with retailers and brands
See recommended retailers and brands that match your company interests
Message connected retailers and brands on the Volcanic platform
100 buyer cards per month
Privately message up to 10 unaffiliated companies a month with RetailMail
Additional insights and predictions of buyers habits
Preferred
For teams that want to connect and collaborate with other companies.
$249.00
Per company, per month billed annually
$349.00 billed monthly
Get started
Included in Preferred
Premium
Popular
For teams and companies that are looking to scale.
$449.00
Per company, per month billed annually
$549.00 billed monthly
Get started
Included in Premium
Elite
For organizations that want more insights about their connections.
$549.00
Per company, per month billed annually
$649.00 billed monthly
Get started
Included in Elite

Virtual store walk through as well as a 'Tinder-like' app where buyers can swipe left for brands they don't like, and swipe right for brands they do, are next on our development pipeline.

WHAT'S NEXT?
We're just getting started...
Standardized Vendor Docs
Buying Season Calendar
Advanced Networking
Influencer Portal
Virtual Store Walk-Through

Given that Volcanic was a spin off of Ant Hill Retail, we have the largest retail buyer database to pull from. We recently used a Python API and Google Plug-In, leaving us with a clean 441,000 active retail buyers on our platform.



Since we have already built some of the fastest growing brands in the United States (GOAL ZERO and Oral Essentials), 'Shark Tank' records (KISSTIXX, Spatty), as well as White House recognition (KISSTIXX), we are well positioned to capitalize on retail. We have augmented the sales for over 500+ retail brands over the previous 15 years and are leveraging our deep connections in the space.

Our advisory board includes a former Information Strategies (Apple), SVP of Staples/Office Depot, Head Buyer of Costco and over 15 retail brand CEOs. Investors include VP of Vivint, Founder of Simply Mac, Founder of 97th Floor.

Here is our full list:

Richard Diamond - Fmr. VP Office Depot/Max

Derek Boduch - Founder FUGOO

Sean Luangrath - Fmr. Apple

David Al-Hakeem - Quest bars/ Legendary Foods

Sarah Ross - S'well/investor

Casey Baugh - VP Vivint/investor

Derek Westra - Director of PR (LDS church)

Mark Schwendiman - Glenn Williams Capital/investor

Jeff Flamm- Owner Koloa Landing Hawaii Resort/investor

CJ Petersen- Natures Fusion CEO/investor

Emerson Cronxton- Director of HR Affirm/Uber

Kevin Flanagan - ESNET/investor

Justin Drage- Voicecomm/investor

Ben Garrison - Sonobelo/investor

Mianna Galbraith- Fmr Buyer Walmart

Brent Burden - Fmr Buyer Costco/ Lumineaux

Brad Thatcher - Thatcher PR (Times Square)

Tyler Dickman - Founder Simply Mac

Bruce Martin - VP of Nielsen Data

Cheryl Rigdon - Shark Tank (Spatty)

Jesse Langley - Lotus Trolley

Daniel Gifford - President - DG Development

Dave Nielsen - President Overstock

Michael Breualt- Founder Gibsen & Dehn



About Our CEO
Jeremy Brockbank

Jeremy Brockbank

CEO OF ANTHILL RETAIL

Jeremy Brockbank built GOAL ZERO as the fastest growing brand on the Inc 5000 (growth rate of 17,000%) and was the company's only Sr. Account Manager by signing contracts with Target, Lowes, Office Depot, Home Depot, Walmart, and Best Buy (among others). He has built hundreds of retail brands, invented and patented multiple product lines, former President/CSO of a Mark Cuban Shark Tank company, and co-owner of the very successful Shark Tank brand, Spatty.

A former Marketing Professor, he has also consulted for one of the largest private equity firms in the world (Point 72 Private Equity/Canvas FRG). His business has led him to work in over 30 countries, across four continents. Jeremy is one of the most widely considered retail buyer influencers in the United States.

Jeremy's wife, Jen Brockbank is the COO of ANTHILL Retail. They currently live in Utah with their six children.

Jeremy has been featured in many media publications, including but not limited to: Business Rockstars, WGN Chicago, KTLA Los Angeles, WGN Chicago Drug Store News, Los Angeles Times, and NBC's KSL 5.



Downloads


[Buyers guide, Vp edition (1).pdf](#)

[Boards Page.png](#)

[marketplace page.png](#)

[Newsfeed Page.png](#)

[Connections Page.png](#)

[Directory Page.png](#)

[Prominent retailers registered on Volcanic.png](#)

[Volcanic CEO.png](#)

[Volcanic Proforma 2023.pdf](#)


February 2023 Volcanic Investor Deck.pdf



Volcanic Business Plan 042921 Final Draft 1 1 .pdf

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